FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2010
Commission File No.: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.

 (Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a Press Release, dated December 21, 2010, announcing the approval of all proposals at the Company's annual general shareholders meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 21, 2010

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

Shareholder Approval for Two New Board Members and Ability
 to Split Stock in the Future

Daniel Borislow, CEO of VocalTec, acquires over 100,000 more shares of VocalTec

West Palm Beach, FL, and Netanya, Israel – Dec. 21, 2010 – VocalTec Communications Ltd. (Nasdaq symbol: CALL) announced today that at VocalTec's annual general shareholders meeting, VocalTec's shareholders approved all proposals presented, including the election of new directors.

The two new directors are Mr. Donald A. Burns, who served as president of YMax Corporation from March 2007 to February 2008 and as a director of YMax Corporation from March 2007 to June 2009, of which he was chairman from February 2008 to June 2009, and Mr. Richard J. Connaughton, who is the president of Connaughton Development Corporation, a high-technology investment and development firm founded by Mr. Connaughton in 1987.

Existing board members, Mr. Daniel Borislow, Mr. Gerald Vento, Mr. Richard Schaeffer and Dr. Yuen Wah Sing, were re-elected as directors of the company.

Shareholders also approved proposals relating to the following:

•	Appointment of BDO USA, LLP and BDO Ziv Haft as the Company's new auditors for the year ending December 31, 2010

•
Approval of increase in maximum amount for which the Company may prospectively undertake to indemnify its directors and officers, to the greater of $20 million and 75 percent of the Company’s assets minus its liabilities, in the aggregate for all indemnified directors and officers and for all indemnifiable events, subject to applicable law limits, and the approval of a new indemnification undertaking to each director

•
Approval of the renewal of the existing liability insurance policies covering the Company’s directors and officers of $20 million and approval of the future purchase of up to an additional $5 million in insurance coverage

•
Approval of a private placement of ordinary shares of the Company to Mr. Borislow who has in fact acquired these shares at $28.25 which caused his holdings to increase above 25 percent of the Company's issued and outstanding share capital. Under Israel Companies Law, with this private placement to get over 25 percent of the stock, Mr. Borislow may now increase his holdings up to 45 percent without any further shareholders vote

•	Approval of an amendment to the Company’s Articles of Association to increase the maximum number of directors that may be elected to eleven (11)

•	Approval of an amendment to the provisions of the Company’s Articles of Association enabling shareholders to elect directors to terms of one year or three years

•	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company's par value per share to no par value

•	Approval of an amendment to the Company’s Articles of Association and Memorandum of Association to increase the authorized share capital of the Company

•	Approval of the terms of remuneration of certain directors of the Company

•	Approval of an increase in the number of ordinary shares underlying the Company’s 2003 Amended Master Stock Option Plan by 200,000 ordinary shares every second year, starting in 2010

•	Approval of an amendment to the Company's 2003 Amended Master Stock Option Plan to allow for grants of shares and restricted shares

•	Approval of a split of the Company’s ordinary shares, such that every three ordinary shares would split into four ordinary shares

•	Approval of an amendment to the Company's Articles of Association to remove the requirement to send a separate notice of general meeting to registered Company shareholders

Daniel Borislow, Chief Executive Officer of VocalTec, commented, "We are pleased to have Mr. Burns and Mr. Connaughton join our board of directors. We are confident that their collective years of experience will prove to be a great resource to VocalTec as we continue our goal of driving profitable growth. Further, I was pleased that the other shareholders thought it was in their best interest to let me increase my holdings above 25 percent of the company and I will now, in fact, increase my percentage to approximately 26.2 percent by acquiring over an additional 100,000 shares of VocalTec stock from other shareholders this week. Lastly, I now look forward to announcing a stock split in the future sometime after the official release of magicTalk."

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative  products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our  subsidiaries and the successful completion of acquisitions, divestitures and joint venture  activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About VocalTec Communications Ltd.

VocalTec Communications Ltd. (Nasdaq symbol: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over 7,000,000 of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when VocalTec invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:

Kari Hernandez
Media Relations
512-382-8988
vocaltec@ink-pr.com

Andrew Albrecht
Investor Relations
561-771-CALL
ir@vocaltec.com